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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Tree.com, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $.01 per share
(Title of Class of Securities)

894675107
(CUSIP Number of Class of Securities)

Douglas R. Lebda
Tree.com, Inc.
Chief Executive Officer and President
11115 Rushmore Drive
Charlotte, NC 28277
Telephone: 704-541-5351
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copy to:
Richard W. Viola, Esq.
Elizabeth G. Wren, Esq.
McGuireWoods LLP
201 N. Tryon Street
Charlotte, NC 28202
(704) 343-2000

 CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$15,000,000	$1,069.50

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase not more than $15,000,000 in value of shares of the common stock, par value $.01 per share, of Tree.com, Inc.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-I(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Tree.com, Inc., a Delaware corporation (the "Company" or "Tree"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to purchase for cash up to $15,000,000 in value of shares of its common stock, par value $.01 (the "Shares"), at a price per Share not greater than $7.75 nor less than $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal ("Letter of Transmittal"), which, as amended or supplemented from time to time, together constitute the offer (the "Offer").

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) of the Exchange Act. All information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A)(i) and (a)(1)(A)(ii), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company and issuer is Tree.com, Inc., a company organized under the laws of the State of Delaware. The address of the Company's principal executive offices is 11115 Rushmore Drive, Charlotte, NC 28277. The Company's telephone number is (704) 541-5351.

        (b)    Securities.    The information set forth in the Offer to Purchase on the cover page thereof and under Section 7 ("Price Range of Shares; Dividends") is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase under Section 7 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The filing person is the Company. The Company's business address and telephone number are set forth in Item 2 above. Pursuant to General Instruction C to Schedule TO, the information set forth on Annex B to the Offer to Purchase and in Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated by reference:

  •
  "Summary Term Sheet";

  •
  Section 1 ("Number of Shares; Purchase Price; Proration");

  •
  Section 2 ("Purpose of the Offer; Certain Effects of the Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditions of the Offer");

  •
  Section 8 ("Source and Amount of Funds");

  •
  Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares");

  •
  Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act");

  •
  Section 13 ("Material U.S. Federal Income Tax Consequences"); and

  •
  Section 14 ("Extension of the Offer; Termination; Amendment").

        (b)    Purchases of Securities.    The information set forth in Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Arrangements.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)    Uses of Securities Acquired.    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans.    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 9 ("Certain Information Concerning Tree") and Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Sources of Funds.    The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet," and in Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

        (b)    Conditions.    Not applicable.

        (d)    Borrowed Funds.    Not applicable

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transaction.    The information set forth in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in Section 9 of the Offer to Purchase ("Certain Information Concerning Tree"), Section 10 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") and Section 12 of the Offer to Purchase ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A)(i) and (a)(1)(A)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)(i)	Offer to Purchase dated November 18, 2010.
(a)(1)(A)(ii)	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute W-9).
(a)(1)(B)	Form of Notice of Guaranteed Delivery
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Shareholders
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by the Company on November 18, 2010.
(b)	Not applicable.
(d)(1)	Second Amended and Restated Tree.com, Inc. 2008 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.2 to Tree's Current Report on Form 8-K, filed May 1, 2009).

Exhibit No.	Description
(d)(2)	Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.15 to Tree's Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008).
(d)(3)
Amended and Restated Employment Agreement between Tree.com, Inc. and Douglas R. Lebda, dated October 26, 2010 (incorporated by reference to Exhibit 10.2 to Tree's Current Report on Form 8-K, filed November 1, 2010).
(d)(4)	Employment Agreement between Tree.com, Inc. and Steven Ozonian, dated October 31, 2010 (incorporated by reference to Exhibit 10.1 to Tree's Current Report on Form 8-K, filed November 1, 2010).
(d)(5)
Employment Agreement by and between David Norris and Tree.com, Inc., dated June 30, 2008 (incorporated by reference to Exhibit 10.5 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(6)
Amendment to Employment Agreement between David Norris and Tree.com, Inc., dated December 3, 2009 (incorporated by reference to Exhibit 10.6 on Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(7)
Amendment No. 2 to Employment Agreement between David Norris and Tree.com, Inc., dated May 10, 2010 (incorporated by reference to Exhibit 10.7 on Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(8)
Change in Control Letter from Tree.com, Inc. to Greg Hanson, dated March 26, 2010 (incorporated by reference to Exhibit 10.9 on Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(9)
Letter Agreement between Tree.com, Inc. and Christopher Hayek, dated June 28, 2010 (incorporated by reference to Exhibit 10.3 on Tree's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).
(d)(10)	Form of Amendment to Restricted Stock Awards for Douglas R. Lebda (incorporated by reference to Exhibit 10.4 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(11)
Amendment No. 1 to the Stock Option Award Agreement between Douglas R. Lebda and Tree.com, Inc., dated May 10, 2010 (incorporated by reference to Exhibit 10.15 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(12)	Form of Notice of Restricted Stock Unit Award (incorporated by reference to Exhibit 10.12 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(13)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.11 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(14)	Form of Notice of Stock Option Award (incorporated by reference to Exhibit 10.13 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(15)
Registration Rights Agreement, dated August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to Tree's Current Report on Form 8-K, filed August 25, 2008).

Exhibit No.	Description
(d)(16)	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC relating to the Spinco Agreement, dated as of May 13, 2008, to which IAC/InterActiveCorp, Liberty Media Corporation and others are parties thereto (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 (incorporated by reference to Exhibit 10.6 to Tree's Current Report on Form 8-K, filed August 25, 2008).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 18, 2010

TREE.COM, INC.
By:	/s/ DOUGLAS R. LEBDA Douglas R. Lebda Chief Executive Officer and President

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)(i)	Offer to Purchase dated November 18, 2010.
(a)(1)(A)(ii)	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute W-9).
(a)(1)(B)	Form of Notice of Guaranteed Delivery
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Shareholders
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by the Company on November 18, 2010.
(b)	Not applicable.
(d)(1)	Second Amended and Restated Tree.com, Inc. 2008 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.2 to Tree's Current Report on Form 8-K, filed May 1, 2009).
(d)(2)	Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.15 to Tree's Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008).
(d)(3)
Amended and Restated Employment Agreement between Tree.com, Inc. and Douglas R. Lebda, dated October 26, 2010 (incorporated by reference to Exhibit 10.2 to Tree's Current Report on Form 8-K, filed November 1, 2010).
(d)(4)	Employment Agreement between Tree.com, Inc. and Steven Ozonian, dated October 31, 2010 (incorporated by reference to Exhibit 10.1 to Tree's Current Report on Form 8-K, filed November 1, 2010).
(d)(5)
Employment Agreement by and between David Norris and Tree.com, Inc., dated June 30, 2008 (incorporated by reference to Exhibit 10.5 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(6)
Amendment to Employment Agreement between David Norris and Tree.com, Inc., dated December 3, 2009 (incorporated by reference to Exhibit 10.6 on Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(7)
Amendment No. 2 to Employment Agreement between David Norris and Tree.com, Inc., dated May 10, 2010 (incorporated by reference to Exhibit 10.7 on Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(8)
Change in Control Letter from Tree.com, Inc. to Greg Hanson, dated March 26, 2010 (incorporated by reference to Exhibit 10.9 on Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

Exhibit No.	Description
(d)(9)	Letter Agreement between Tree.com, Inc. and Christopher Hayek, dated June 28, 2010 (incorporated by reference to Exhibit 10.3 on Tree's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).
(d)(10)	Form of Amendment to Restricted Stock Awards for Douglas R. Lebda (incorporated by reference to Exhibit 10.4 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(11)
Amendment No. 1 to the Stock Option Award Agreement between Douglas R. Lebda and Tree.com, Inc., dated May 10, 2010 (incorporated by reference to Exhibit 10.15 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(12)	Form of Notice of Restricted Stock Unit Award (incorporated by reference to Exhibit 10.12 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(13)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.11 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(14)	Form of Notice of Stock Option Award (incorporated by reference to Exhibit 10.13 to Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
(d)(15)
Registration Rights Agreement, dated August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to Tree's Current Report on Form 8-K, filed August 25, 2008).
(d)(16)
Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC relating to the Spinco Agreement, dated as of May 13, 2008, to which IAC/InterActiveCorp, Liberty Media Corporation and others are parties thereto (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 (incorporated by reference to Exhibit 10.6 to Tree's Current Report on Form 8-K, filed August 25, 2008).
(g)	Not applicable.
(h)	Not applicable.

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CALCULATION OF FILING FEE
INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX